Exhibit 99.8

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

The following discussion and analysis should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2015 and 2014 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2014. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of July 29, 2015.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company’s credit facilities; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; our estimates of the size of the potential markets for our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to U.S. antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; our ability to enforce non-competition covenants of any departed physicians; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; risks related to our ability to renegotiate, renew or replace services agreements under which we provide anesthesia services; risks related to changes in regulations that would necessitate adapting or re-negotiating our existing operating agreements; our ability and forecasts of expansion and the Company’s management of anticipated growth; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop with or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company’s business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result risks relating to in product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; risks associated with use of our products in unapproved circumstances; various risks associated with legal, regulatory or investigative proceedings; health and safety risks are intrinsic within our industry; our ability to successfully identify evaluation and complete future transactions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O’Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; and risks related to maintaining our foreign private issuer status.

Although the GAA acquisition has diversified the Company’s revenue sources, any adverse event directly or indirectly related to the CRH O’Regan System will have a material impact on the Company’s financial performance.  In addition, there is a risk that some or all of the expected benefits from the GAA acquisition will not be realized, and risks associated with the integration of the GAA business, as planned.

OVERVIEW

CRH Medical Corporation is a North American company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s first product, the CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I — IV.  CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopies and colonoscopies and has complemented this acquisition with further acquisitions of anesthesia transactions completed during the first quarter of 2015. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allows gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company’s goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, anesthesia sales, equity financings, debt financings and a prior line of credit.  The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  The Company has also stated its intention to acquire or develop additional anesthesia businesses. It may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.

For further information about CRH Medical Corporation, including the Company’s Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.

RECENT EVENTS

New Anesthesia Services Customer — April 2015

On March 2, 2015, the Company closed two transactions to provide anesthesia services to four ambulatory surgery centers in Florida and North Carolina representing approximately 9,000 patient procedures per year. The first transaction, representing the acquisition of two anesthesia providers servicing three ambulatory surgery centers and approximately 5,000 annual procedures was effective March 1, 2015. The Company paid $600,000 at close for the transaction; the transaction was financed by cash on hand. The second transaction represents a new anesthesia services customer and became operational during April 2015.

Bought Deal Equity Offering — March 25, 2015

On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200).  The Company also issued 241,500 Broker Warrants with a total value of $249,149 to the underwriters and incurred additional share issuance costs of $299,230 (CAD$375,059) in relation to the offering.

The proceeds of the offering were used in part to reduce corporate indebtedness and the balance will be used to fund future acquisitions, as well as for working capital and general corporate purposes.

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses — adjusted. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation and acquisition related corporate expense. Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Operating expenses — adjusted as operating expenses before expenses related to acquisitions, stock based compensation, depreciation and related expenses and amortization.  Operating expenses — adjusted is presented on a basis consistent with the Company’s internal management reports.  The Company discloses Operating expenses — adjusted to capture the non-recurring expenses of the business before the impact of items not considered in management’s evaluation of operating expenses.  The Company also discloses Operating expenses — adjusted by segment.

Operating EBITDA and Operating expenses — adjusted do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

SELECTED FINANCIAL INFORMATION

	Q2 2015	YTD 2015	Q2 2014	YTD 2014
Product sales revenue	$2,367,582	$4,530,101	$2,046,216	$4,037,440
Anesthesia services revenue	8,513,842	15,970,973	—	—
Total revenue	10,881,424	20,501,074	2,046,216	4,037,440

Operating expenses — adjusted[1]
Product sales	981,309	1,885,495	917,389	1,784,304
Anesthesia services	3,459,879	6,444,038	—	—
Corporate	664,758	1,303,062	514,712	948,358
Total operating expenses - adjusted[1]	5,105,946	9,632,595	1,432,101	2,732,662

Operating EBITDA[2]	5,775,478	10,868,479	614,115	1,304,778

Operating income	3,153,898	6,473,556	501,247	1,063,571
Net income (loss) and comprehensive income (loss)	$(677,690)	$1,246,356	$327,523	$695,912

Earnings per share basic	$(0.010)	$0.019	$0.007	$0.014
Earnings per share diluted	$(0.010)	$0.018	$0.007	$0.014

Total assets	$93,478,207	$93,478,207	$9,710,001	$9,710,001
Total non-current liabilities	33,931,209	33,931,209	—	—
Total liabilities	$50,841,184	$50,841,184	$492,868	$492,868

1    Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related corporate expenses, stock based compensation, depreciation and related expenses and amortization.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2    Operating EBITDA:  This is a non-IFRS measure defined as operating income before interest, taxes, depreciation and related expenses, amortization stock based compensation and acquisition related corporate expense.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

RESULTS OF OPERATIONS

Revenue

Revenues for the three months ended June 30, 2015 were $10,881,424 compared to $2,046,216 for the three months ended June 30, 2014. Revenues for the six months ended June 30, 2015 were $20,501,074 compared to $4,037,440 for the six months ended June 30, 2014. The increase in revenues is mainly attributable to the Company’s newly acquired anesthesia service providers, with total revenue contributions from these acquisitions of $8,513,842 during the quarter and $15,970,973 in the year to date period in combination with an increase in product sales of $321,366 during the quarter and $492,661 in the year to date period.

Product Sales Revenue

Revenues from product sales for the quarter ended June 30, 2015 were $2,367,582 compared to $2,046,216 for the quarter ended June 30, 2014. The 16% increase in product sales is the result of the continuing successful execution of the Company’s direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. Revenues from product sales for the six months ended June 30, 2015 were $4,530,101, an increase of 12% over the prior year comparable period. As of June 30, 2015 the Company has trained 2,066 physicians to use the O’Regan System, representing 767 clinical practices. This compares to 1,765 physicians trained, representing 643 clinical practices, as of June 30, 2014.

In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.

Anesthesia Services Revenue

Revenues from anesthesia services for the quarter ended June 30, 2015 were $8,513,842. Revenues in the year to date period were $15,970,973.  On March 1, 2015, the Company announced the acquisition of additional services providers.  The Company’s first anesthesia acquisition was in the fourth quarter of 2014 and as a result the second quarter of 2014 and first half of 2014 are not comparable.  The new transactions in 2015 contributed revenue of $426,365 during the quarter and $589,396 in the year to date.  During the quarter, the anesthesia services segment serviced 15,339 patient cases and serviced 27,334 patient cases in the year to date.

In the future, the Company expects anesthesia services revenue to continue to increase through organic growth and through additional acquisitions.

Total operating expenses - adjusted

For the quarter ended June 30, 2015, total adjusted operating expenses were $5,105,946 compared to $1,432,101 for the second quarter of 2014.  The $3,673,845 increase is primarily related to adjusted operating expenses for anesthesia services as the prior year comparable quarter does not contain any anesthesia activity.  For the six months ended June 30, 2015, total adjusted operating expenses were $9,632,595 compared to $2,732,662 for the six months ended June 30, 2014.

Product sales adjusted operating expenses for the quarter were $981,309 compared to $917,389 for the comparable quarter in 2014.  The increase in expenses compared to the second quarter of 2014 is a reflection of increased product cost and support resulting from increased sales.  Product sales increased by 16% in the period, compared to an increase in expenses of 7%.  Product sales adjusted operating expenses for the year to date were $1,885,495 compared to $1,784,304 for the comparable period.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. As many of these costs are, by nature, fixed, this has contributed to product sales growth outpacing the growth in expenses during the quarter and year to date.

Anesthesia services adjusted operating expenses for the quarter ended June 30, 2015 were $3,459,879.  Anesthesia services adjusted operating expenses for the six months ended June 30, 2015 were $6,444,038.   Anesthesia services expenses primarily include labor related cost for the medical director and certified registered nurse anesthetists, medical drugs and supplies, and billing and management related expenses.  The Company’s first anesthesia acquisition was in the fourth quarter of 2014 and as a result the second quarter of 2014 and first half of 2014 are not comparable.  Anesthesia adjusted operating expense, as a percent of anesthesia services revenues, was 41% in the quarter and 40% for the year to date.

Corporate adjusted operating expenses for the quarter ended June 30, 2015 were $664,758 compared to $514,712 for the second quarter of 2014.  This reflects a growth in expenses in 2015 of $150,046.  Corporate adjusted operating expenses for the six months ended June 30, 2015 were $1,303,062 compared to $948,358, a growth of $354,704.  The growth in corporate expenses is primarily the result of an increase in employee related costs and professional fees and, in general, is reflective of the additional activities incurred in support of the Company’s expanded service offering.

Operating EBITDA

Operating EBITDA for the quarter was $5,775,478, an increase of $5,161,363 from the second quarter of 2014.  Operating EBITDA for the six months ended June 30, 2015 was $10,868,479, an increase of $9,563,701 from the comparable period in the prior year.  The increase in Operating EBITDA is primarily a reflection of the Company’s newly acquired anesthesia service providers offset by increases in product and corporate operating expenses.

Operating Income

Operating income for the quarter ended June 30, 2015 was $3,153,898 compared to $501,247 for the quarter ended June 30, 2014, an increase of $2,652,651.  Operating income for the six months ended June 30, 3015 was $6,473,556 compared to $1,063,571, an increase of $5,409,985.  Contributing to the improved operating income in the quarter is the increase in total Operating EBITDA of $5,161,363, less costs related to the amortization of acquired professional service agreements of $1,459,336 and an increase in stock based compensation expense of $1,044,188.  Contributing to the improved operating income in the year to date period is the increase in total Operating EBITDA of

$9,563,701, less costs related to the amortization of acquired professional service agreements of $2,861,921 and an increase in stock based compensation expense of $1,276,662.

The GAA acquisition in December 2014 was financed by cash on hand along with senior and subordinated credit facilities from Knight Therapeutics Inc. and affiliates of Crown Capital Partners Inc., in the amounts of $30,000,000 and CAD$22,500,000 (USD$19,863,000) respectively, as well as a loan from The Bloom Burton Healthcare Structured Lending Fund II and a private placement of the Company’s common shares.

As a result of the debt acquired to fund the GAA acquisition in 2014, the Company has recorded net finance expense of $4,492,468 during the quarter and $6,157,658 during the six months ended June 30, 2015.  Net finance expense is comprised of both interest and other debt related expenses, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars.  In the quarter ended June 30, 2015, the Company recorded an exchange loss of $202,655 in relation to the Crown note. During the six months ended June 30, 2015, the Company recorded an exchange gain of $1,199,422.  Excluding the impact of the exchange loss in the quarter, the finance expense for the quarter was $4,289,813. For the year to date, excluding exchange gains, the finance expense was $7,357,080. Excluding both the impact of fair value adjustments and exchange losses during the quarter, the finance expense was $2,150,966. For the six months, finance expense, excluding fair value adjustments and exchange gains, was $4,563,984.  The fair value adjustments recorded in the quarter and year to date period resulted from changes in estimates underlying the Knight facility and the Company’s earn-out obligation.  For further information, refer to the Financial Instruments section of this document.

During the first quarter of 2015, the Company repaid $7,968,526 in principal on the Knight facility.  This has resulted in the decrease in finance expense when compared to the immediately preceding quarter.  Cash interest paid in the quarter ended June 30, 2015 was $1,092,579.

Income tax (recovery) expense

For the quarter ended June 30, 2015, the Company recorded an income tax recovery of $660,880 compared to an income tax expense of $173,724 for the quarter ended June 30, 2014.  The year to date recovery was $930,458 compared to the tax expense of $367,659 for the six months ended June 30, 2014. The recovery experienced year to date is a reflection of the recognition and utilization of previously unrecognized brought forward losses in the US as a result of the income generated by the Company’s anesthesia services segment.  The Company estimates that it will fully utilize its brought forward tax losses by 2016.

Net and comprehensive income (loss)

For the quarter ended June 30, 2015, the Company recorded a net loss of $677,690 ($(0.010) basic and diluted loss per share) compared to a net income of $327,523 ($0.007 basic and diluted income per share) for the second quarter of 2014.  For the six months ended June 30, 2015, the Company recorded net income of $1,246,356 ($0.019 basic and $0.018 diluted income per share) compared to a net income of $695,912 ($0.014 basic and diluted income per share). The decrease in earnings compared to the second quarter of 2014 is reflective of anesthesia services’ contribution to earnings during the quarter offset by finance expense in the quarter.  During the quarter, the Company recorded net finance expense of $4,492,468.  This charge exceeded the contribution from the anesthesia services segment in the quarter.   Conversely, in the year to date period, net income has increased compared to 2014.  This is a reflection of the anesthesia business contribution to earnings, offset by net finance expense of $6,157,658 in the period.

SUMMARY OF QUARTERLY RESULTS (Unaudited)

The following table sets forth certain unaudited consolidated statements of operations data expressed in thousands of United States dollars, except for per share figures, for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014

(in 000’s of US$, except EPS)	Q2 ‘15	Q1 ‘15	Q4 ‘14		Q3 ‘14	Q2 ‘14	Q1 ‘14	Q4 ‘13	Q3 ‘13
Product sales revenue	2,367	2,163	2,360		2,200	2,046	1,991	2,047	1,851
Anesthesia services revenue	8,514	7,457	3,386	[1]	—	—	—	—	—
Total revenue	10,881	9,620	5,746		2,200	2,046	1,991	2,047	1,851
Operating expenses — adjusted[2]
Product sales[1]	981	904	978		1,034	917	867	1,006	926
Anesthesia services[1]	3,460	2,984	1,255		—	—	—	—	—
Corporate[1]	665	639	843		445	515	434	402	398
Total operating expenses — adjusted[1]	5,106	4,527	3,076		1,479	1,432	1,301	1,408	1,324
Operating EBITDA[3]	5,775	5,093	2,670		721	614	691	639	527
Operating income	3,154	3,320	1,285		630	501	562	571	454
Net finance expense	4,492	1,665	1,623		—	—	—	—	—
Income tax expense (recovery)	(661)	(269)	(721)		210	174	194	(693)	—
Net income (loss)	(678)	1,924	383		420	327	368	1,264	454
Earnings (loss) per share — basic	(0.010)	0.031	0.008		0.009	0.007	0.008	0.027	0.009
Earnings (loss) per share - diluted	(0.010)	0.030	0.007		0.009	0.007	0.007	0.027	0.009

1    Anesthesia revenue in Q4 2014 represents 1 month of anesthesia activity. Anesthesia revenues are calculated assuming an allowance for doubtful accounts estimate of 10%.  The allowance for doubtful accounts estimate has been revised to 6% in the first two quarters of 2015.

2    Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related corporate expenses, stock based compensation, depreciation and related expenses and amortization.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

3    Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation and acquisition related corporate expense. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2015, the Company had $19,924,292 in cash and cash equivalents compared to $4,133,663 at the end of 2014.  The increase in cash and equivalents is primarily a reflection of the bought deal equity offering that the Company completed on March 25, 2015, in combination with cash generated from operations.  Net proceeds from the offering were $20,254,709.

Working capital was $9,216,538 compared to negative working capital of $2,577,963 at December 31, 2014.  The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable through cash earned through operating activities and from the proceeds of its bought deal equity offering completed on March 25, 2015.

The Company has financed its operations primarily from revenues generated from product and anesthesia services and through equity and debt financings. As of June 30, 2015, the Company has raised approximately $46 million from the sale and issuance of equity securities.  The Company has also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014. There have been no changes in the Crown and Bloom Burton facilities since December 31, 2014; however, in conjunction with the Company’s bought deal equity offering, the Company repaid principal of $7,968,526 on its Knight facility. As at June 30, 2015, the Company is in compliance with all debt covenants relating to these facilities.

Although the Company recorded net earnings for the year ending December 31, 2014 and in the current year to date, the Company has incurred historical losses, and as at June 30, 2015 had an accumulated deficit of $11,660,913. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.

Cash provided by operating activities for the quarter ended June 30, 2015 was $4,493,027 compared to $603,413 for the second quarter of 2014.  Cash provided by operating activities for the six months ended June 30, 2015 was $6,552,784 compared to $1,334,000 for the same period in 2014.

The Company’s near-term cash requirements relate primarily to interest payments, operations, working capital and general corporate purposes, including acquisitions. Based on the current business plan, the Company believes cash and cash equivalents will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months.  The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.

There were no significant changes, except as previously disclosed in relation to the early repayment of principal under the Knight facility and except as disclosed in the Financial Instruments section, in the Company’s contractual commitments compared with those set forth in the Company’s 2014 Management Discussion and Analysis, available on SEDAR at www.sedar.com.

OUTSTANDING SHARE CAPITAL

As at June 30, there were 69,409,140 common shares issued and outstanding for a total of $47,022,717 in share capital.

As at June 30, 2015, there were 3,255,311 options outstanding at a weighted-average exercise price of $0.51 per share, of which 1,992,811 were exercisable into common shares at a weighted-average exercise price of $0.51 per share.  As at June 30, 2015, there were 2,391,000 share units issued and outstanding.

As at July 29, 2015 there are 69,409,140 common shares issued and outstanding for a total of $47,022,717 in share capital. There are 3,255,311 options outstanding at a weighted-average exercise price of $0.49 per share, of which 2,064,686 were exercisable into common shares at a weighted average price of $0.49 per share.  As at July 29, 2015, there are 2,391,000 share units issued and outstanding.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

PROPOSED TRANSACTIONS

As at June 30, 2015, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.

SUBSEQUENT EVENTS

On July 14, 2015, the Company received notice of the closure, effective August 1, 2015, of one of the endoscopy centers to which the Company provides anesthesia services under an exclusive professional services agreements acquired on March 1, 2015.  The value, at June 30, 2015, of the exclusive professional services agreement affected by this closure was $405,146.  As a result of the closure, the Company will record an impairment charge for the full value of the affected professional services agreement intangible in the third quarter of 2015.

The affected exclusive professional services agreement contributed revenues of $187,544 in the six months ended June 30, 2015 and net income before tax of $30,936

The Company is currently in the process of investigating avenues of recourse with respect to the closure and its impact on the exclusive professional services agreement acquired earlier in the year.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation.  There have been no changes to the Company’s identification of related parties, as defined under IAS 24, Related Party Disclosures.

For the three and six months ended June 30, 2015, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements.  In addition, the Company made product sales to companies owned or controlled by two of the Company’s Directors.

DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company’s controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (1992)).

In May 2013, COSO issued its Internal Control — Integrated Framework (the “2013 Framework”). While the 2013 Framework’s internal control components (i.e. control environment, risk assessment, control activities, information and communication, and monitoring activities) are the same as those in the 1992 Framework, the new framework requires companies to assess whether 17 principles are present and functioning in determining whether their system of internal control is effective. The Company expects to adopt the 2013 Framework during the fiscal year ending December 31, 2015

There have been no changes in the Company’s ICFR during the quarter ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, our ICFR.

As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering GAA.  Prior to its acquisition by the Company, GAA was a privately held company. GAA had revenues of $15,219,718 and expenses of $8,265,934 million which were included in the Company’s consolidated financial statements for the six months ended June 30, 2015.

CRITICAL ACCOUNTING ESTIMATES

There were no significant changes to the Company’s critical accounting estimates during the quarter ended June 30, 2015, except as follows:

•                  The Company has revised certain of its estimates relating to the vest period over which the stock based compensation expense for those units which vest upon the Company meeting certain market based performance targets is recognized. As a result of this revision, the Company has accelerated recognition of the expense for these units.  This revision contributed stock based compensation expense of $613,473 during the quarter.

•                  The Company has revised certain of its estimates and assumptions underlying the fair value calculations of its Knight note and earn-out obligation. Specifically the Company reduced its discount rate from 18% to 14.67% and revised certain of its estimates around the timing of cash outflows under these instruments.  These revisions resulted in an increase of $1,321,541 to the fair value of the Knight note and an increase of $817,306 to the fair value of the earn-out obligation with the impact of the adjustments recorded through finance expense in the second quarter of 2015.

CRH’s critical accounting estimates are described in its MD&A for the year ended December 31, 2014, filed under the Company’s profile on www.sedar.com.  Amendments to the Company’s critical accounting estimates in the first quarter of the year are described in its MD&A for the quarter ended March 31, 2015, filed under the Company’s profile on www.sedar.com.

FUTURE CHANGES IN ACCOUNTING POLICIES

All accounting standards effective for periods beginning on or after January 1, 2015 have been adopted by the Company.  New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31,

2014.  There are no new standards issued subsequent to December 31, 2014 which are considered to have an impact on the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, short term advances, notes payable, and the Company’s earn-out obligation.  The fair values of these financial instruments, except the notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The Knight debt and the earn-out obligation arising from the Company’s acquisition of GAA are classified as financial liabilities recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value as the debt was acquired on December 1, 2014 and there have been no events or circumstances subsequent to this date that would suggest a change in fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.  There have been no significant changes to those risks impacting the Company since December 31, 2014, nor has there been a significant change in the composition of its financial instruments since December 31, 2014, except for the following.

•                  As a result of the close of the Company’s bought deal equity offering on March 25, 2015 and cash flow from operations, there has been a significant increase in the Company’s cash and cash equivalents.  At June 30, 2015, cash and cash equivalents totaled $19,924,292 (December 31, 2014 - $4,133,663).  The Company continues to limit its exposure to credit risk on its cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

•                  On March 25, 2015, in conjunction with the close of the Company’s bought deal equity offering, the Company repaid $7,968,526 of the principal balance owing, with related interest of $251,063.  The Company has used a probability weighted valuation technique in calculating the fair value of the Knight note.  Due to the timing of the principal repayment, the Company revised certain inputs and probabilities relating to estimated cash flows under the instrument.  This resulted in an increase of $654,249 to the fair value of the Knight note with the impact of the adjustment recorded through finance expense in the first quarter of the year.

•                  During the quarter ended June 30, 2015, the Company revised certain of the probabilities and assumptions underlying the fair value calculations of its Knight note and earn-out obligation to account for changes in the underlying credit risk of the Company and for changes in estimated cash outflows.  The Company downward adjusted its discount rate from 18% to 14.67% and revised certain of its estimates around cash outflows under these instruments.  These revisions resulted in an increase of $1,321,541 to the fair value of the Knight note and an increase of $817,306 to the fair value of the earn-out obligation with the impact of the adjustments recorded through finance expense in the second quarter of 2015.  In addition, the amendments to estimated cash flows impacted the classification of the Knight note on the balance sheet, with an increase to the current portion of the note and an acceleration of the estimated timing of the Company’s contractual repayments.

NON-IFRS MEASUREMENTS

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2015 and consolidated financial statements and accompanying notes for the year ended December 31, 2014.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses - adjusted. The Company believes these supplementary financial measure reflects the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation and acquisition related corporate expense.  Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Operating expenses - adjusted as operating expenses before acquisition related corporate expense, stock based compensation, depreciation and related expenses, and amortization.  Operating expenses - adjusted is presented on a basis consistent with the Company’s internal management reports.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Operating EBITDA

For the three months ended	2015		2014				2013
(USD in thousands)	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Total Operating EBITDA	5,775	5,093	2,670	721	614	691	639	527	580	371
Amortization expense	(1,459)	(1,402)	(458)	—	—	—	—	—	—	—
Depreciation and related expense	(17)	(12)	(13)	(10)	(12)	(18)	(28)	(19)	(18)	(18)
Stock based compensation	(1,145)	(343)	(69)	(82)	(101)	(110)	(40)	(54)	(61)	(80)
Acquisition expenses	—	(16)	(845)	—	—	—	—	—	—	—
Operating income	3,154	3,320	1,285	629	501	563	571	454	501	273

Operating expenses - adjusted

For the three months ended	2015		2014				2013
(USD in thousands)	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Product sales operating expense — adjusted	981	904	978	1,034	917	867	1,005	926	976	1,105
Amortization expense	—	—	—	—	—	—	—	—	—	—
Depreciation and related expense	1	1	1	—	1	7	1	9	8	8
Stock based compensation	80	136	22	19	21	31	20	30	33	45
Product sales expense	1,062	1,041	1,001	1,053	939	905	1,026	965	1,017	1,158

Anesthesia services operating expense — adjusted	3,460	2,984	1,255	—	—	—	—	—	—	—
Amortization expense	1,459	1,403	458	—	—	—	—	—	—	—
Depreciation and related expense	2	—	—	—	—	—	—	—	—	—
Stock based compensation	10	2	—	—	—	—	—	—	—	—
Anesthesia services expense	4,931	4,389	1,713	—	—	—	—	—	—	—

Corporate operating expenses — adjusted	665	638	843	445	514	434	402	398	394	360
Amortization expense	—	—	—	—	—	—	—	—	—	—
Depreciation and related expense	14	11	12	10	11	11	27	10	9	9
Stock based compensation	1,056	205	47	63	80	79	21	24	28	34
Acquisition expenses	—	16	845	—	—	—	—	—	—	—
Corporate expense	1,735	870	1,747	518	605	524	450	432	431	403

Total operating expense — adjusted	5,106	4,527	3,076	1,479	1,432	1,301	1,407	1,324	1,370	1,465
Total operating expense	7,728	6,300	4,461	1,571	1,545	1,429	1,476	1,397	1,448	1,561